Exhibit 99.1

Bellatrix announces continued Cardium and Mannville consolidation efforts, operational update, updated 2014 guidance, upcoming conference participation, and anticipated third quarter 2014 results release date

TSX, NYSE: BXE

CALGARY, Oct. 15, 2014 /CNW/ - Bellatrix Exploration Ltd. ("Bellatrix" or the "Company") (TSX, NYSE: BXE)

Cardium and Mannville Consolidation Efforts

Bellatrix recently completed a tuck-in acquisition of working-interests in the Company's core Ferrier area in West Central Alberta, extending the Company's Cardium light oil resource play.  The acquired assets included current low decline rate net production of approximately 300 boe/d (24% oil and liquids and 76% natural gas).  The acquisition included 8 gross (7.0 net) sections of Cardium mineral rights and 3 gross (1.2 net) sections of Mannville prospective lands.  The Company estimates the acquired acreage to contain 18 gross (16.1 net) low risk Cardium development locations, which are adjacent to Bellatrix's core land base in the Ferrier area. Bellatrix acquired the assets for a net purchase price of $13.9 million, which was funded using the Company's existing credit facilities.  The proved plus probable reserves assigned by the vendor's independent reserves evaluator as of December 31, 2013 were 4.7 million boe (3.4 million boe proved), resulting in proved plus probable acquisition metrics of $2.97/boe ($4.11/boe proved).

Bellatrix has entered into a farmin arrangement encompassing 12 gross (9.4 net) sections of Mannville rights and 6 gross (3.5 net) sections Cardium rights in the Ferrier area of West Central Alberta. Under the arrangement, Bellatrix has committed to drill a minimum of 6 wells into the Cardium interval and 6 wells into the Mannville interval. By drilling these wells, Bellatrix will earn the farmor's entire working interest in either the Cardium or Mannville for each section drilled, but reserving a 15% gross overriding royalty payable on Mannville wells and a 7.5% to 12% gross overriding royalty payable on Cardium wells to the farmee.  After drilling all commitment wells, Bellatrix has the right to drill additional option wells to earn the remaining sections of Cardium and Mannville rights on similar terms.  Bellatrix is pleased to report that 2 Mannville and 2 Cardium commitment wells are already in progress.

Bellatrix also was active in recent Alberta land sales acquiring 2 gross (2 net) sections of mineral rights in the Mannville and Cardium intervals in the highly prospective Alder Flats area in Central Alberta for $4.3 million.

Operational update

As a result of an underground fire that occurred in downtown Calgary on October 11, 2014, the Company's corporate head office is temporarily without power and therefore closed.  City officials currently estimate the outage will last until Thursday, October 16, 2014. Bellatrix has robust backup information technology infrastructure that has allowed it to substantially mitigate any associated downtime.  Main reception calls are being routed through the Company's Drayton Valley field office until power is restored. The outage has had no impact on the Company's production or field operations.

As previously announced, two third-party operated gas processing facilities served Bellatrix with notice of their requirement to shut in for 3 days and 5 days, respectively, to facilitate necessary maintenance during the month of September.  As a result, Bellatrix announced a reduction to third quarter production guidance on September 11, 2014.  The first facility was shut in for 7 days, curtailing the Company's production by 2,000 boe/d gross (1,200 boe/d net) during the shut in period while the second facility was offline for 19 days resulting in the additional loss of 16,800 boe/d gross (10,080 boe/d net) during the shut in period.

After giving effect to the aforementioned and continued tightness in available processing capacity, Bellatrix's daily production averaged approximately 38,000 boe/d in the third quarter of 2014.  This represents a 5% increase over second quarter 2014 production volumes of 36,342 boe/d and a 74% increase over third quarter 2013 volumes of 21,852 boe/d.  Currently fourth quarter production is estimated to average approximately 45,000 boe/d.

The Company plans to employ 8 rigs throughout the fourth quarter of 2014.

Updated 2014 Guidance

Based on the timing of proposed expenditures, normal production declines, execution of the revised 2014 capital budget of $530 million including the aforementioned tuck-in acquisition, and bearing in mind the continued tightness in available processing capacity, the Company expects 2014 average daily production guidance of approximately 38,500 boe/d and an updated exit rate guidance of approximately 45,000 to 47,000 boe/d. The Company is in the process of installing additional compression and gas gathering infrastructure that will enable Bellatrix to increase production to existing and access additional midstream gas processing facilities.

2014 cash flow forecasts have been updated to reflect the impact of these outages and the aforementioned tuck-in acquisition, as well as current expectations for commodity prices. 2014 funds flow from operations are expected at $305 million, or $1.66 per basic share.

Based on an assumed 2014 average Edmonton Light oil price of $96.64/bbl and AECO $4.35/GJ, average 2014 royalty rates of 17.5% and estimated 2014 operating costs of $111.7 million ($7.92  boe/d), the Company expects to exit 2014 with total net debt of approximately $455 million or 1.3 times total net debt to annualized estimated fourth quarter 2014 funds flow from operations.

Upcoming Conference Presentation and Third Quarter 2014 Conference Call

Bellatrix will be participating in the Canaccord Genuity Global Resources Conference in New York City on October 15-16, 2014. Raymond Smith, Bellatrix's President and CEO will present on Wednesday, October 15, at 9:20 am ET. The Company's current corporate presentation is available at www.bellatrixexploration.com.

Bellatrix expects to release its 2014 third quarter financial and operating results prior to the market opening on Tuesday, November 4, 2014. A conference call to discuss the results and address investor questions will be held on November 4, 2014 at 9:00 am MT / 11:00 am ET. To participate, please call toll-free 1-888-231-8191 or 647-427-7450. The conference call will also be recorded and available until November 11, 2014 by calling 1-855-859-2056 or 416-849-0833 and entering passcode 15300817 followed by the pound sign.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.  Common shares of Bellatrix trade on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BXE.

All amounts in this press release are in Canadian dollars unless otherwise identified.

Forward looking statements: Certain information set forth in this news release, including management's assessment of future plans and operations, management's assessment of the current production and decline rates of the acquired assets, management's assessment of the number of development locations associated with the acquired assets, expectations regarding the impact and timing of the Company's head office closure, expectations that the Company will employ 8 rigs throughout the fourth quarter of 2014, expectations regarding the timing of the Company's release of its third quarter 2014 results, estimated 2014 average daily production and estimated 2014 exit rate production, expectations regarding the timing and impact of installing additional compression and gas gathering infrastructure, estimated 2014 cash flow, expectations regarding commodity prices, estimated 2014 funds flow from operations, estimated royalty rates, estimated operating costs, the forecast 2014 total net debt and forecast 2014 total net debt to annualized estimated fourth quarter 2014 funds flow from operations ratio, may contain forward-looking statements, and necessarily involve risks and uncertainties, certain of which are beyond Bellatrix's control, including risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets and other economic and industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling services, incorrect assessment of value of acquisitions and failure to realize the benefits therefrom, delays resulting from or inability to obtain required regulatory approvals, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources, economic or industry condition changes, and loss of access to the Company's corporate headquarters for an extended period of time. Actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Bellatrix will derive therefrom. To the extent such estimates constitute a financial outlook, they were approved by management on the date hereof and are included herein to provide readers with an understanding of management's expectations and assumptions about future activities and results and readers are cautioned that the information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix are included in reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Bellatrix's website www.bellatrixexploration.com.  The forward looking statements contained in this press release are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

Conversion: The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of six to one, utilizing a conversion on a six to one basis may be misleading as an indication of value. All boe conversions herein are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

Non-GAAP Measures:  This press release contains the term "funds flow from operations" which should not be considered an alternative to, or more meaningful than "cash flow from operating activities" as determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of the Company's performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company's ability to generate the cash necessary to fund future capital investments and to repay debt.  Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This press release also contains the term total net debt. Total net debt is calculated as long-term debt plus the net working capital deficiency (excess) before short-term commodity contract assets and liabilities and current finance lease obligations. Management believes this measure is an useful supplementary measure of the total amount of current and long-term debt.

SOURCE Bellatrix Exploration Ltd.

%CIK: 0001483405

For further information: Raymond G. Smith, P.Eng., President and CEO (403) 750-2420; or Edward J. Brown, CA, Executive Vice President, Finance and CFO (403) 750-2655; or Brent A. Eshleman, P.Eng., Executive Vice President and COO (403) 750-5566; or Troy Winsor, Investor Relations (800) 663-8072; Bellatrix Exploration Ltd., 1920, 800 - 5th Avenue SW, Calgary, Alberta, Canada T2P 3T6, Phone: (403) 266-8670, Fax: (403) 264-8163, www.bellatrixexploration.com

CO: Bellatrix Exploration Ltd.

CNW 08:00e 15-OCT-14